UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
MACROFY INC

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 22, 2021

Physical address of issuer
1410 Le Chesnay Dr. Centerton, AR 72719

Website of issuer
https://eatcounter.com/

Current number of employees
2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$439,423.98	$967,408.72
Cash & Cash Equivalents	$439.423.98	$967.408.72
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,941.71	$2,835.37
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$10,406.96	$0.00
Taxes Paid	$90,011.27	$4,085.46
Net Income	-$723,841.08	-$80,426.65

April 8, 2023

FORM C-AR

MACROFY INC



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by MACROFY INC, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://eatcounter.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, asamended, 2) filing at least one annual report pursuant to Regulation CF and having fewer

than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 8, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-lookingstatements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,""intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating orfinancial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should beaware that many factors could affect its actual operating and financial performance and causeits performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a resultof new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

MACROFY INC (the "Company") is a Delaware Corporation, formed on July 22, 2021.

The Company is located at 1410 Le Chesnay Dr. Centerton, AR 72719. The Company's website

is https://eatcounter.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

MACROFY INC develops, markets, and sells a brand of macro-balanced, high-protein low-calorie frozen foods into the retail channel. It has a very limited offering of products available on its website. Products include meals, burritos, chicken nuggets, waffles, and tortillas.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized under the laws of Delaware on July 22, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently has only generated one Purchase Order and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affectoperating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit theiravailability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for ourproducts, or from whom we acquire such items, do not provide raw materials, major components,basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredients.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

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In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to findalternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing servicesare interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnificationagreements will provide us with adequate protection.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Bennjamin Manning and Jeffrey Ferrell who are Co-Founder and Co-Founder of the Company. The Company has entered into employment agreements with Bennjamin Manning and Jeffrey Ferrell although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Bennjamin Manning and Jeffrey Ferrell or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed.Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating alicense, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on ourability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as trays, cartons, and film labels, and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.

We rely on third parties, called co-packers in our industry, to produce our products. We currently have one co-packing agreement for our products. Our dependence on co-packer puts us at substantial risk in our operations. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brand.

Our business depends on acceptance by end consumers of our brand as food brands have the potential to provide incremental sales growth rather than reduce retailers' existing food sales. We believe that the success of our product name brand will also be substantially dependent upon acceptance of our product name brand. Accordingly, any failure of our brand to maintain or increase acceptance ormarket penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;

- changes in consumer preferences among food;

- changes in consumer eating habits, including trends away from certain categories, including high protein;

- changes in consumer perception about food products;

- changes in consumer perception regarding the healthfulness of our products;

- the level and effectiveness of our sales and marketing efforts;

- any unfavorable publicity regarding food products or similar products;

- any unfavorable publicity regarding our brand;

- litigation or threats of litigation with respect to our products;

- the price of our products relative to other competing products;

- price increases resulting from rising commodity costs;

- any changes in government policies and practices related to our products, labeling and markets;

- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

- new science or research that disputes the healthfulness of our products; and

- adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on one third-party co-manufacturer with one location to manufacture all of our products.
The loss of this co-manufacturer or the inability of this co-manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party co-manufacturer to maintain the quality of our products.
The failure or inability of this co-manufacturer to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturer is required to maintain the quality of our products

and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturer is also required to comply with all federal, state and local laws with respect to food safety.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as consumer beverage where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific productsdue to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability tocancel purchase orders in the event of any delays in production and may decrease future orders ifdelays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

BUSINESS

Description of the Business

The Wellbeing Brewing Company is the first craft brewery in the world solely dedicated to brewing Non-Alcoholic beers and beverages to meet the growing demand of healthy adult drinking alternatives and lower alcohol consumption worldwide.

Business Plan

We develop, market, and sell macro-balanced frozen foods to retailers across the United States.

Recipes are selected from various viral Instagram and TikTok videos and commercialized to sell at scale. We are heavy in social media and have a large influencer community that is excited about the products we are creating. We do not have our own manufacturing facility but instead use several co-manufacturers. We do not have our own warehousing or trucks but instead use warehouses, 3PLs, and trucking countries spread across the country.

History of the Business

The business was established in July 2021 by Jeffrey Ferrell and Bennjamin Manning. They raised a seed round of capital in the amount of $1.25 million. A chunk of this money was used in 2022 to develop branding, create recipes, identify co-manufacturers, commercialize items, create packaging, and begin selling items into retailers. Retailers traditionally have a very long sales cycle. Once an item commitment is received it can be up to 12 months before that item is on the shelves. In September 2022 we began discussions with Sam's Club, received our first commitment in December 2022, and will have the item on shelves in June 2023. We will begin selling our Protein Tortillas on www.eatcounter.com in mid-April.

The Company's Products and/or Services

The company has Meals (Taco Mac & Cheese, Jalapeno Popper Mac & Cheese, Carnitas Street Taco Bowl, Chicken Street Taco Bowl), Burritos (Beefy Queso Burrito, Chicken Queso Burrito), Protein Waffles (Original, Chocolate Chip, Wild Blueberry, Double Chocolate, Cinnamon Roll), Pretzel-Crusted Chicken Bites (Original, Spicy), and Protein Tortillas.

Product	Description	Current Market
Taco Mac & Cheese	Pasta with creamy cheese sauce and high amounts of lean ground beef.	110,000 units to be delivered to Sam's Club and for sale on shelves starting June 6, 2023
Large High Protein	Large tortillas with pea protein	2,700 units produced (12 tortillas each) – will launch on website in mid-April

We distribute our food two ways: Direct to Consumers and Wholesale.

Competition

The Company's primary competitors are Real Good Foods, CauliPower, Just Bare, Birch Benders.

We are one of the first macro-balanced frozen food brands and as such have first mover advantage. In addition, our product development process is unique as we commercialize recipes that have already gone viral on Instagram and TikTok. This means we already have social proof built into all the items we bring to market.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased nationwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. Because we contract manufacture, we are afforded better prices for all of our materials than we would be able to get on our own.

Retailers - we will be receiving distribution in 400 Sam's Clubs starting on June 6, 2023. We are also in talks with Target and hope to be in at least 400 locations starting in October 2023.
End Consumers - We resonate with consumers who care about fitness and nutrition. This can be the hardcore bodybuilder, the CrossFitter, the weekend warrior, the yoga mom, or the average gym goer. Also, those who are seeking to lose weight, have a nutrition coach, tracking macros, eating high protein, seeking a calorie deficit will all be attracted to our food.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
97345197	IC 029 IC 030	Counter	April 4, 2022	TBD	USA
97345214	IC 009 IC 042	Macro Calculator	April 4, 2022	TBD	USA
97345202	IC 029 IC 030	Macro-Balanced	April 4, 2022	TBD	USA
97345200	IC 029 IC 030	Macro-Friendly	April 4, 2022	TBD	USA
97457216	IC 029 IC 030	Insane Protein	June 14, 2022	TBD	USA

97690183	IC 029 IC 030	Low-Dium	November 23, 2022	TBD USA
97457219	IC 029 IC 030	Flexible Nutrition	June 14, 2022	TBD USA
97345213	IC 029 IC 030	Not Vegan	April 4, 2022	TBD USA
97345211	IC 029 IC 030	Macros	April 4, 2022	TBD USA

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1410 Le Chesnay Dr. Centerton, AR 72719.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jeffrey Ferrell

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder & CEO
12/2021 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Start Up Entrepreneur (12/21 – ongoing)
Merchant & Corporate Strategy, Walmart and Sam' Club (2016 – 2021)

Education
Brigham Young
University
BS Degree Civil Engineering

University of Texas, McCombs School of Business
MBA Degree

Name

Bennjamin Manning

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder &
President, COO
7/2021 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Start Up Entrepreneur (7/21 – ongoing)
DMM Safety, International at Uline (2018 – 2021)

Education
Brigham Young
University
BS Degree Business Management

Harvard Business School
MBA Degree

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jeffrey Ferrell

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder & CEO
12/2021 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Start Up Entrepreneur (12/21 – ongoing)
Merchant & Corporate Strategy, Walmart and Sam' Club (2016 – 2021)

Education
Brigham Young
University
BS Degree Civil Engineering

University of Texas, McCombs School of Business
MBA Degree

Name

Bennjamin Manning

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder &
President, COO
7/2021 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Start Up Entrepreneur (7/21 – ongoing)
DMM Safety, International at Uline (2018 – 2021)

Education
Brigham Young
University
BS Degree Business Management

Harvard Business School
MBA Degree

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Arkansas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	900,000
Voting Rights	Yes
Anti-Dilution Rights	Preemptive Rights

Type of security	SAFE
Amount outstanding	$1,250,000
Voting Rights	No
Anti-Dilution Rights	No

The Company has the following debt outstanding:

Type of debt	Private loan
Name of creditor	Three Broomsticks LLC
Amount outstanding	$850,000.00
Interest rate and payment schedule	1.5%
Amortization schedule	Principal Amount + Interest due in total on 7/31/23
Describe any collateral or security	Converts to Common Stock at a $15 million valuation
Maturity date	July 31, 2023
Other material terms	N/A

The total amount of outstanding debt of the company is $850,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offerin gDate
SAFE Note	$6,000,000 valuation cap	$1,250,000	Product Development, Sales, Marketing	April 2022
Convertible Debt	$15,000,000 valuation	$850,000	Inventory	January 2023

Ownership

Jeffrey Ferrell and Bennjamin Manning are the majority owners of the Company – each owns 50% of outstanding shares. Zach Rocheleau, WH Macro LLC, The Walters Irrevocable Trust, Scott Bayles, S. Ross Beisinger, Mike Doehla, Matt Wilson, Mason Woodruff, Tara Housley, and Wefunder all participated in the SAFE note that raised $1,250,000 at a $6 million valuation cap. However, that SAFE has NOT converted to equity as there has not been a Series A to this point.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jeffrey Ferrell	50%
Bennjamin Manning	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

MACROFY INC was formed in July 2021. CEO Jeffrey Ferrell joined the company full-time in December 2021 once the seed round funding hit the bank account of MACROFY INC. In 2022 all branding was developed, recipes created, co-packers vetted, items commercialized, social media accounts activated, and sales calls began to retailers across the country. The first item commitment came from Sam's Club. MACROFY INC is in late-stage discussions with two different Target Buyers for a 400 store test in October. MACROFY INC was also recently approached by a Walmart Buyer for Sausage. The Emerging Foods Buyer at Walmart and the Costco Dallas Buyer have expressed interest, though they are waiting to see how the first item sells at Sam's Club.

Liquidity and Capital Resources

In 2022 the Company finished raising a Seed round via a SAFE Note in the amount of $1,250,000.

Capital Expenditures and Other Obligations

The Company does NOT intend to make any material capital expenditures in the future.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,
3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Bennjamin S. Manning
(Signature)

Bennjamin S. Manning
(Name)

Co-founder, President & COO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Bennjamin S. Manning
(Signature)

Bennjamin S. Manning
(Name)

Co-founder, President & COO
(Title)

4/8/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Bennjamin S. Manning, being the C o - founder a n d P r e s i d e n t a n d C O O of MACROFY INC, a Delaware Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related notedto said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

/s/Bennjamin S. Manning
(Signature)

Bennjamin S. Manning
(Name)

Co-founder, President & COO
(Title)

4/8/23
(Date)

/s/Jeffrey B. Ferrell
(Signature)

Jeffrey B. Ferrell
(Name)

Co-founder, CEO
(Title)

4/8/23
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A


MACROFY, INC.

Balance Sheet

As of December 31, 2021


	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (4971) - 2	967,408.72
Total Bank Accounts	**$967,408.72**
Total Current Assets	**$967,408.72**
TOTAL ASSETS	**$967,408.72**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
XXXX1999 - 1	2,835.37
Total Credit Cards	**$2,835.37**
Total Current Liabilities	**$2,835.37**
Total Liabilities	**$2,835.37**
Equity	
Owner's Equity	1,045,000.00
Retained Earnings	0.00
Net Income	-80,426.65
Total Equity	**$964,573.35**
TOTAL LIABILITIES AND EQUITY	**$967,408.72**

MACROFY, INC.

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & marketing	47,600.00
Consulting	-150.00
General business expenses	0.00
Memberships & subscriptions	590.00
Total General business expenses	**590.00**
Gifts	243.23
Insurance	516.00
Meals	36.38
Office expenses	12.50
Software & apps	314.18
Total Office expenses	**326.68**
Office/General Administrative Expenses	1,205.27
Payroll expenses	0.00
Officers' salaries	8,759.73
Total Payroll expenses	**8,759.73**
Payroll Tax Expenses	4,085.46
Reimbursement	11,996.22
Taxes paid	0.00
Payroll taxes	4,085.46
Total Taxes paid	**4,085.46**
Travel	673.81
Airfare	398.41
Taxis or shared rides	60.00
Total Travel	**1,132.22**
Total Expenses	**$80,426.65**
NET OPERATING INCOME	**$ -80,426.65**
NET INCOME	**$ -80,426.65**

MACROFY, INC.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (4971) - 2	-16,879.01
Checking (.com)	0.00
Owner Draw	31.54
Paypal	-2,762.14
Startup MMA (4967) - 2	459,033.59
Total Bank Accounts	**$439,423.98**
Total Current Assets	**$439,423.98**
TOTAL ASSETS	**$439,423.98**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
XXXX1999 - 1	-4,953.65
Total Credit Cards	**$ -4,953.65**
Other Current Liabilities	
Payroll Liabilities	6,895.36
Total Other Current Liabilities	**$6,895.36**
Total Current Liabilities	**$1,941.71**
Total Liabilities	**$1,941.71**
Equity	
Owner's Equity	1,241,750.00
Retained Earnings	-80,426.65
Net Income	-723,841.08
Total Equity	**$437,482.27**
TOTAL LIABILITIES AND EQUITY	**$439,423.98**

MACROFY, INC.

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Cost of goods sold	0.00
Supplies & materials - COGS	10,406.96
Total Cost of goods sold	**10,406.96**
Total Cost of Goods Sold	**$10,406.96**
GROSS PROFIT	**$ -10,406.96**
Expenses	
Advertising & marketing	164,639.52
Consulting	1,500.00
Contract labor	2,183.75
Employee benefits	0.00
Employee retirement plans	25,165.48
Health insurance & accident plans	12,567.00
Dental Insurance	1,422.84
Total Health Insurance & accident plans	**13,989.84**
Total Employee benefits	**39,155.32**
Gifts	31.64
Legal & accounting services	29,273.95
Meals	46.81
Meals and Entertainment	24.59
Meals with clients	357.65
Travel meals	1,041.36
Total Meals	**1,470.41**
Office expenses	0.00
Office supplies	197.16
Printing & photocopying	222.85
Shipping & postage	14,106.48
Software & apps	2,566.77
Total Office expenses	**17,093.26**
Office/General Administrative Expenses	2,072.15
Payroll expenses	0.00
Officers' salaries	208,439.45
Salaries & wages	85,204.68
Total Payroll expenses	**293,644.13**
Payroll Processing Fee	561.00
Payroll Tax Expenses	19,974.06
Product Development	34,876.69
Reimbursement	3,500.00

MACROFY, INC.

Profit and Loss

January - December 2022

	TOTAL
Samples	3,346.28
Supplies	0.00
Supplies & materials	189.54
Total Supplies	**189.54**
Taxes paid	0.00
Payroll taxes	90,011.27
Total Taxes paid	**90,011.27**
Trade Show	1,195.00
Travel	4,737.31
Airfare	9,858.59
Hotels	1,758.62
Taxis or shared rides	1,193.13
Vehicle rental	458.21
Total Travel	**18,005.86**
Uncategorized Expense	51.00
Utilities	0.00
Phone service	1,690.00
Total Utilities	**1,690.00**
Total Expenses	**$724,464.83**
NET OPERATING INCOME	**$ -734,871.79**
Other Income	
Interest earned	11,185.97
Total Other Income	**$11,185.97**
Other Expenses	
Vehicle expenses	0.00
Vehicle gas & fuel	155.26
Total Vehicle expenses	**155.26**
Total Other Expenses	**$155.26**
NET OTHER INCOME	**$11,030.71**
NET INCOME	**$ -723,841.08**